MANAGEMENT DISCUSSION & ANALYSIS

ISSUER DETAILS

NAME OF ISSUER:	AUSTRAL PACIFIC ENERGY LTD.

ISSUER ADDRESS:	40 JOHNSTON ST WELLINGTON NEW ZEALAND

ISSUER TELEPHONE NUMBER:	(64) 4 495 0888

ISSUER FACSIMILE NUMBER:	(64) 4 495 0889

CONTACT NAME AND POSITION:	Thompson Jewell, CEO

CONTACT TELEPHONE NUMBER:	(64) 4 495 0880

CONTACT EMAIL ADDRESS:	mail@austral-pacific.com

WEB SITE ADDRESS:	www.austral-pacific.com

FOR THE PERIOD ENDED:	March 31, 2008

DATE OF REPORT:	May 13, 2008

CERTIFICATE

THE INFORMATION REQUIRED TO COMPLETE THIS FILING IS ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

“David Newman”	David Newman	May 13, 2008
DIRECTOR	FULL NAME	DATE SIGNED

“T Jewell”	Thompson Jewell	May 13, 2008
DIRECTOR	FULL NAME	DATE SIGNED

AUSTRAL PACIFIC ENERGY LTD.
BC FORM 51-102F1
(Expressed in United States Dollars)
(Unaudited — Prepared by Management)

For the Period Ended March 31, 2008

Overview

The Company is engaged in oil and gas exploration and production in New Zealand and Papua New Guinea. This activity comprises:

–	geological and geophysical studies to define targets for drilling

–	drilling and evaluation of exploration wells

–	development and production of commercially viable discoveries

–	use of infrastructure for own and third parties transport and storage of hydrocarbons.

It is in the normal nature of the business that a portfolio of projects is pursued at any time, and that individual projects may never justify drilling. It is also the nature of the business that a proportion of exploration wells that are drilled will be unsuccessful. The Company typically acts as a member of a joint venture group working through a phased work program agreement, entered into with the appropriate regulatory body. In each of New Zealand and Papua New Guinea, the regulatory body is a state agency charged with administering the exploration for hydrocarbons within its jurisdiction on behalf of the state. The phased work program consists of a series of work steps, typically on an annual interval, in which the subsequent step is often contingent on the outcomes of the previous step. For example, the commitment to drill a well in the up-coming permit year may be contingent on the success in defining a drilling target by seismic exploration in the previous year. The permit holders will generally have the right at the end of a permit year to commit to the next year’s work program or relinquish their permit rights.

Currency

Unless otherwise noted, dollar amounts refer to US dollars throughout this filing

BOE Cautionary Statement

BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf: 1bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Date

The date of this filing is May 13, 2008, for the period ended March 31, 2008.

Please refer to the Company’s annual Management Discussion & Analysis, filed on March 28, 2008, for further information, which is updated below.

Overall Performance

The Company had a loss for the three months ended March 31, 2008 of $6,567,884.

The Company held cash and short-term deposits amounting to $3,874,646 as at March 31, 2008. Cash held by the Company decreased in the quarter by $5 million.

Cheal Field

In the period 1 January 2008 to 31 March 2008 the Cheal Oil Field produced a total of 51,702 barrels of oil (100 percent). The oil was transported to the Omata Tank Farm where it was sold to Shell Petroleum Mining Limited and to the Waihapa Production Station where it was sold to Swift Energy NZ Limited. Gas produced in association with crude oil was used to generate electricity for on site use and exported to the Waihapa Production Station.

Oil production was from three wells at the Cheal A site and three wells at the Cheal B site. Planning is underway to drill additional Cheal wells in Q2 2008.

The Company is the operator of the Cheal project on behalf of the joint venture, and owns a 69.5 percent beneficial interest in the Cheal Field.

AUSTRAL PACIFIC ENERGY LTD.
BC FORM 51-102F1
(Expressed in United States Dollars)
(Unaudited — Prepared by Management)

For the Period Ended March 31, 2008

Cardiff Project

The workover of the Cardiff 2A ST-1 well to isolate the K3E formation was successfully completed in January. Well testing operations commenced in February with an initial flow period to clean up the well followed by an extended shut-in period for a pressure build up to assess the current reservoir conditions. The initial flow period recovered workover and completion fluids, some formation fluid and small amounts of gas from the reservoir. The reservoir pressure during the test was lower than expectation based on offset wells. The forward operations plan is to additionally flow test the K3E formation followed by a pressure build up analysis to confirm reservoir parameters. Options to also perforate/complete and flow test the K3E and/or perforate and flow test additional Kapuni sands are still under consideration, depending upon the results of the on-going well test. However, it is unlikely that these operations will proceed before an independent review of all well tests performed in the well (including the McKee and K1A test previously performed and the more recent K3E test) has been completed.

The Company is the operator of the Cardiff project on behalf of the joint venture, and at March 31, 2008 owns a 44.9 percent beneficial interest in the project. The Company has entered into an agreement to acquire a further 5.1 percent in the project subject to regulatory approval.

Kahili Field

The Company is anticipating drilling the Kahili-2 well 140 metres updip of the Kahili-1 well which produced for a short period in the second half of 2008. If successful, Kahili gas / condensate could come back on-stream relatively quickly because of existing infrastructure including a small gas plant.

The Company is the operator of the Kahili project on behalf of the joint venture and holds an 85 percent beneficial interest in the project.

Stanley Project

In March the Company entered into a conditional agreement to sell its interest in the Stanley Project (PRL 4) to Horizon Oil. A conditional agreement was also reached to sell the Company’s interest in the adjacent licence (PRL 5) to Horizon Oil.

Douglas Project

The Company is in dispute with Rift Oil regarding the performance of Rift as Operator for the PNG PPL 235 licence, in relation to the setting of the minimum work commitment for the year five and six (years 2008 and 2009) work program. The Company considers the Operator failed to follow due process in regard to the program presented to the PNG Government, has failed to provide information to it as required under the joint venture agreement, failed to set a proper work program under the joint venture agreement and has failed to progress the commercial planning requirements called for in a memorandum of understanding with ALCAN. In particular, the Company disputes the requirement for drilling of a well (Puk Puk) in 2008 and maintains the well should be drilled in early 2009. The Company continues to express its concerns to Rift, is seeking clarification of circumstances and endeavoring to negotiate a resolution of its concerns with the Operator. The Company has obtained legal advice supporting its position.

The Company has now received legal proceedings from Rift Oil regarding the Douglas permit. The legal proceedings, issued in the New Zealand High Court, seek payment from the Company of US$1.646m being the amount of a cash call for the drilling of the Puk Puk well. The Company has also received a notice of default in respect of a further cash call for the well in the amount of US$1.2m. The Company will defend the proceedings issued and continues to challenge Rift Oil’s entitlement to issue cash calls and progress the drilling of the Puk Puk well. In light of these default notices the Company is reviewing its legal options.

AUSTRAL PACIFIC ENERGY LTD.
BC FORM 51-102F1
(Expressed in United States Dollars)
(Unaudited — Prepared by Management)

For the Period Ended March 31, 2008

The Puk Puk-1 well was spudded on May 10, 2008.

The Company holds 35 percent interest in the Douglas licence.

Funding and risks

The Company considers it can meet all obligatory work requirements out of existing funds, future production revenue and by raising additional capital. As part of its on-going exploration portfolio management, the Company continually assesses its equity holding in permits and may elect to farm-out portions of certain commitments. Refer Interim Financial Statements Note 2.

The Company is currently earning revenue from the sale of Cheal oil from permanent production facilities.

The Company faces a variety of business risks. The principal ones relate to exploration failure, production plant or well failure, oil price, exchange rates and the cost and availability of services and materials. The Company benefits or loses from an increase or decrease in oil prices subject to oil price forward sales contracts for the sale of crude oil in place. The Company’s exploration costs are incurred in both NZ dollars and US dollars. The Company derives revenues principally denominated in US dollars. This provides a partial hedge to the exchange rate fluctuations. Exchange rate movements cannot be predicted. The Company maintains the bulk of its cash reserves in US dollars.

Results of Operations

Quarter Ended March 31, 2008

The Company’s share of production from Cheal has generated revenue of $2,817,267 for the quarter ended March 31, 2008. Other significant revenue was joint venture recoveries and interest which totaled $510,752 for the quarter.

For the quarter ended March 31, 2008, the Company incurred a net loss of $6,567,884 compared to a net loss of $2,224,131 for the quarter ended March 31, 2007. The increased loss for the March 31, 2008 quarter of $4,343,753 was primarily attributable to:

–	the net realized derivative loss of the forward sales contracts for the sale of crude oil for the quarter of $1,377,537. Also the fair value liability of the derivatives on the future sale contracts for crude oil increased by $1,772,262 resulting in an increase over the comparative period expense of $910,036;

–	increase in depletion expense of $2,296,480 due to permanent production of oil from the Cheal field and facilities;

–	increase in general and administrative expenses of $1,041,595. This is due to: higher staffing levels; increase in consultants primarily related to funding issues; legal advice; insurance, and an increase in stock compensation expense as a result of stock options granted to all staff in August 2007;

–	increase in interest expense of $1,043,864. $750,000 relates to the shares that were issued to Investec Bank as a condition of the loan restructuring in February 2008. As the loan is treated as a current liability, the cost of the shares is expensed immediately and not amortised. $200,000 relates to the dividend expense on the preferred shares which were issued in September 2007. The remaining $93,864 is due to the increased interest paid on the higher principal owing at January 1, 2008 of $18,650,000 compared with January 1, 2007 principal of $15,738,000,

AUSTRAL PACIFIC ENERGY LTD.
BC FORM 51-102F1
(Expressed in United States Dollars)
(Unaudited — Prepared by Management)

For the Period Ended March 31, 2008

offset by:

•	net production (sales less royalties and production costs) increased by $1,742,448; and

•	decreased oil and gas exploration expenditure of $481,122.

Summary of Quarterly Results

	Net Revenue Less Production Costs	Net (loss)/profit for the period	Net (loss)/profit per share basic	Net (loss)/profit per share diluted
2008
First quarter	725,336	(6,567,884)	(0.18)	(0.18)
2007
First quarter	360,425	(2,224,131)	(0.08)	(0.08)
Second quarter	1,014,501	(3,243,512)	(0.11)	(0.11)
Third quarter	1,179,525	(3,636,895)	(0.12)	(0.12)
Fourth quarter	400,524	(12,925,711)	(0.43)	(0.43)
2006
Second quarter	(3,012)	(21,129)	0.00	0.00
Third quarter	311,680	346,828	0.02	0.02
Fourth quarter	74,687	(11,441,092)	(0.49)	(0.49)

The Company has not had any discontinued operations and extraordinary items in the past 2 years.

Liquidity and Capital resources

As at March 31, 2008, the Company had a net loss of $6,567,884 (2007: $2,224,131) and accumulated deficit of $69,686,796 (2007: $43,312,794). The Company also had a working capital deficit of $20,498,379 (December 31, 2007: $29,982,748). The Company’s cash balances and working capital are not sufficient to fund all of its obligations with respect to its on-going work program requirements related to the exploration permits. In addition, the Company is in breach of several covenants relating to its Investec Bank (Australia) Ltd (“Investec”) loan facility following delays in completing the Cheal project in accordance with established timelines. Accordingly, the loan facility and hedging arrangements have been disclosed as current liabilities. These factors raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

Management’s plans for securing sufficient sources of liquidity include the following:

•	Rectifying the covenant breaches relating to its loan facility with Investec. A key to rectifying the breach is the drilling of at least two further wells to satisfy the ‘completion test’ under the facility. The ‘completion test’ requires certain proven and probable reserves and associated production rates to be achieved, together with certain related forward looking financial ratios,

•	The conditional sale of the Company’s PNG Stanley (PRL 4) and PRL 5 assets for US$3.5 million, and

•	A mix of further capital raising and/or sales of joint venture interests.

The Company has prepared a cash flow forecast which leads management to conclude that the Company can continue to meet its on-going obligations for a reasonable period of time. This forecast assumes the Company’s on-going production is sustained; its two well Cheal drilling programme is successful in adding to reserves and subsequent production rates; sustained oil prices at or about $90

AUSTRAL PACIFIC ENERGY LTD.
BC FORM 51-102F1
(Expressed in United States Dollars)
(Unaudited — Prepared by Management)

For the Period Ended March 31, 2008

per barrel; normal expenditure; the completion of the announced sale of its Stanley (PRL 4) and PRL 5 assets in Papua New Guinea; a mix of further capital raising and/or asset sales and the Investec loan facility being restructured with principal repayments being amortised over a similar timeframe to the original facility. The Company and Investec have agreed to restructure the facility, with the key financial terms being a principal payment of US$4.2 million made on March 31, 2008 (reflecting the scheduled US$2.2 million due; and the further US$2 million paid from the restricted cash held in respect of the loan facility and applied in inverse order of maturity). In addition, a further US$3.5 million will be paid on completion of the announced sale of PNG Stanley (PRL4) and PRL5 assets (to be applied as $2.05 million against the June 30 scheduled principal due; and the balance of US$1.45 million applied in inverse order of maturity). The interest rate margin has increased by an additional 2% on the total principal outstanding for the period January 31 to June 30 2008 inclusive. In addition, the Company has agreed to issue to Investec shares to the value of US$750,000 based on the Austral share price at March 19, 2008. There are several commercial and administrative conditions which must also be complied with.

The Company participates in oil and gas exploration and development joint venture operations with third parties and is contractually committed under agreements to complete certain exploration programs.

The Company had total cash and short-term deposits (including restricted cash) of $4.9 million at March 31, 2008.

In February 2008, the Company completed a private placement of 12,500,000 shares with 12,500,000 warrants attached, at a unit price of $1.20 raising $15 million. Prior to December 31, 2007 $9,679,614 had been received and recorded as net cash received in advance. A unit consists of one common share and one share purchase warrant. The warrants are convertible one-for-one into common stock for twelve months from closing at exercise price of $2.25.

The Company’s management estimates that the total obligations under various agreements are $9.6 million as at March 31, 2008. In addition to this, the Company has a further obligation in respect to the outstanding balance of the two prepaid gas agreements with Vector Limited (previously NGC) totaling $1.36 million and $1.53 million respectively. Further information can be found in Note 20 of the Company’s 2007 Annual Financial Statements.

The Company’s obligations are summarized in the following table:

	Payments Due by Period (US$)
Contractual and other obligations	Total	Less than 1 year	1–3 years	4–5 years	After 5 years
Operating Leases	582,484	152,152	303,874	126,458	—
Joint Venture Commitments (1)	9,024,099	9,024,099	—	—	—
Total Contractual Obligations	9,606,584	9,176,252	303,874	126,458	—

(1)	Joint Venture Commitments that the Company has are in respect to the Company’s share of approved permit work programs and other work obligations. These include a 69.5% share in the Cheal field development. Also included is a test of the K3E zone in the Cardiff 2A well.

The Company is currently in discussions with its joint venture participants regarding other permit work programs. However these programs have yet to be approved. These discussions are in line with standard on-going business practice.

Off-Balance Sheet Arrangements

The Company has periodically reduced its exposure in oil and gas properties in relation to its permit obligations by farming out to other participants. No such transactions occurred in the quarter ended March 31, 2008.

AUSTRAL PACIFIC ENERGY LTD.
BC FORM 51-102F1
(Expressed in United States Dollars)
(Unaudited — Prepared by Management)

For the Period Ended March 31, 2008

Related Party Transactions

Directors received a total remuneration of $67,100 during the three months to March 31, 2008 (three months to March 31, 2007—$29,750). Directors’ fees were increased in August 2007 with effect from January 1, 2007 to take account of the changed board composition and market practices.

Proposed Transactions

Discussions, which may in due course lead to further funding arrangements, are underway regarding the Company’s assets in New Zealand and Papua New Guinea. These discussions are in line with standard on-going business practice; and as at the date of this report none have been finalized.

Critical Accounting Estimates

The Company’s financial statements are prepared in conformity with Canadian generally accepted accounting principles, which requires management to make informed judgments and estimates that affect the reported amounts of assets, liabilities and disclosures of contingent assets, commitments and contingent liabilities at the date of the financial statements, the reported amounts of the revenues and expenses for the period reported. Specifically, estimates were utilized in calculating depletion, amortization and write-downs. Actual results could differ from these estimates and the differences could be material.

Changes in Accounting Policies including Initial Adoption

There have been no changes in accounting policies applied during the quarter ended March 31, 2008.

Financial Instruments and Other Instruments

a)	Incentive Stock Options

The stock options outstanding, weighted average prices and stock option compensation cost are set out in the Company’s interim financial statements for the quarter ended March 31, 2008 (see Note 8(b)).

In the quarter ended March 31, 2008, the Company granted 60,000 stock options at an exercise price of $1.01.

b)	Share Purchase Warrants

In conjunction with the debt facility entered into with Investec Bank (Australia) Limited in December 2006, the Company issued 2,500,000 share warrants priced at $2.11 with a term of two years from December 21, 2006. In the event that these are exercised, proceeds are first applied to any outstanding loan facility. At the end of March 31, 2008, all these warrants remained outstanding.

In conjunction with the preferred shares placement, the Company issued 150,000 share warrants in part payment of broker commission to Morgan Keegan. The warrants are priced at $1.30, with a term of two years from September 30, 2007 (increasing to three years if the Company attains Tier 1 listing on the TSX-V or moves to the Toronto Stock Exchange). As at March 31, 2008, all these warrants remained unexercised.

In conjunction with the common share placement in February 2008, the Company issued 12,500,000 warrants. The warrants are convertible one-for-one into common stock for twelve months from closing at an exercise price of $2.25. At the end of March 31, 2008, all these warrants remained outstanding.

c)	Derivatives

The Company has entered into a series of forward sales contracts for the future sale of crude oil produced from the Cheal field. The contracts were entered into in connection with the raising of long

AUSTRAL PACIFIC ENERGY LTD.
BC FORM 51-102F1
(Expressed in United States Dollars)
(Unaudited — Prepared by Management)

For the Period Ended March 31, 2008

term debt. As the forward sales contracts hedge commodity price against the WTI Crude Futures Contract, the Company has assessed the long term effectiveness of the forwards sales contracts as not being sufficiently effective to enable it to apply hedge accounting.

The Company’s outstanding contracts for derivative instruments, (which account for 17% of remaining Cheal proved and probable reserves), and the related fair values at March 31, 2008 are as follows:

	Quantity (barrels)	Maturity date	Average price US$ per bbl	Fair value at March 31, 2008
Crude oil forward sales	281,700	April 2008 — January 2011	65.10	(9,525,573)

As at March 31, 2008, the average price per bbl of equivalent crude oil forward sales contracts for the period November 2007 — January 2011 ranged from $96.41 to $105.54, thus giving rise to a negative fair value for these derivatives of $9,525,573.

d)	Preferred Shares

On September 20, 2007, the Company privately placed 7,692,308 preferred shares at a price of $1.30 per share, for total financing proceeds of $10 million.

The preferred shares are convertible one-for-one into the Company’s common shares for a three-year period and have a fixed dividend of 8% a year, payable six monthly.

The Company has reached an agreement in principle with the holders of the preferred shares for the exchange of the preferred shares for convertible debentures, with effect from January 1, 2008. The convertible debentures have similar commercial terms, but would not be entitled to any voting rights. The exchange will be subject to a number of conditions precedent, including the approval of the TSX.

Other MD&A Requirements

Additional information relating to the Company is available on www.sedar.com.

AUSTRAL PACIFIC ENERGY LTD.
BC FORM 51-102F1
(Expressed in United States Dollars)
(Unaudited — Prepared by Management)

For the Period Ended March 31, 2008

Outstanding Share Data (as at March 31, 2008):

Class and Series of Security	Number outstanding	Expiry Date of Convertible Securities	Relevant Terms
Common shares	44,916,131
Incentive Stock Options	634,176 (vested) 1,413,324 (un-vested)	Various (October 15, 2008 to January 1, 2013)	Exercisable for 1 common share each from $1.01 to $2.50, vesting over periods of 18, 24 or 36 months.
Share Purchase Warrants	2,500,000	December 21, 2008
In conjunction with the debt facility, the Company issued 2,500,000 share warrants priced at $2.11 with a term of two years from December 21, 2006. In the event that these are exercised, proceeds are first applied to any outstanding Junior tranche debt.

	150,000	September 30, 2010	In conjunction with the preferred share issue the warrants are priced at $1.30 with a three year term.

	12,500,000	February 28, 2009
In conjunction with the common share placement in February 2008, the Company issued 12,500,000 warrants. The warrants are convertible one-for-one into common stock for twelve months from closing at an exercise price of $2.25

Preferred Shares / Convertible Debentures	7,692,308	September 20, 2010
Convertible one-for-one into the Company’s common shares for a three-year period and have a fixed dividend of 8% a year, payable six monthly. Agreement in principle to exchange preferred shares for convertible debentures, with effect from January 1, 2008.

“Thompson Jewell”
Chief Executive Officer

This quarterly report contains forward-looking statements that are based on management’s expectations and assumptions. They include statements preceded by words and phrases such as “intend”, “believe”, “will be expected”, “is estimated”, “plans”, “anticipates”, or stating that certain actions, events or results “will”, “may” or “could” be taken, occur or be achieved. Forward-looking statements are based on expectations, estimates and projections at the time the statements are made that involve a number of risks and uncertainties which could cause actual results or events to differ materially from those anticipated.